SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 212-735-4112 DIRECT FAX 917-777-4112 EMAIL ADDRESS RICHARD.AFTANAS@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ———— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 11, 2013

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Mark P. Shuman

Branch Chief – Legal

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	NCR Corporation

Registration Statement on Form S-4

Filed March 26, 2013

File No. 333-187543

Dear Mr. Shuman:

We are writing on behalf of our client, NCR Corporation (the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 4, 2013 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions made to the Registration Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Registration Statement, while the page numbers in the responses refer to pages in the Amended

Mark P. Shuman

April 11, 2013

Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Registration Statement.

General

1.	Please tell us why you have not registered the guarantees of the exchange notes by your two subsidiaries, NCR International, Inc. and Radiant Systems, Inc. Given that the subsidiary guarantors will jointly and severally and unconditionally guarantee the exchange notes, the guarantees appear to be separate securities that need to be registered. Provide appropriate disclosure on the prospectus cover page regarding the guarantees and have each subsidiary guarantor sign the registration statement, or advise us why you believe that these guarantees are not required to be registered in this filing.

Response: The Company has modified its disclosure to register the guarantees of the exchange notes by NCR International, Inc. and Radiant Systems, Inc. Please refer to the prospectus cover page, page II-1 and the signature pages of the Amended Registration Statement.

Exhibit 5.1

2.	We note that the legal opinions do not express an opinion as to whether the guarantees will constitute valid and binding obligations of the guarantees. Please provide an opinion of counsel as to whether each of the guarantees will be binding obligations of the applicable guarantor. See Item 601(b)(5) of Regulation S-K.

Response: The opinions of counsel have been modified to express an opinion that the guarantees will constitute valid and binding obligations of NCR International, Inc. and Radiant Systems, Inc. Please refer to Exhibit 5.1 and to Exhibit 5.3.

***

Mark P. Shuman

April 11, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-4112.

Very truly yours,

/s/ Richard B. Aftanas
Richard B. Aftanas

Enclosure

cc:	Jennifer M. Daniels, Esq.